     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 7, 1999

                                            REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           AUREAL SEMICONDUCTOR INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    DELAWARE                                        94-3117385
        (STATE OR OTHER JURISDICTION OF                          (I.R.S. EMPLOYER
         INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NO.)

                             4245 TECHNOLOGY DRIVE
                           FREMONT, CALIFORNIA 94538
                                 (510) 252-4245
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                DAVID J. DOMEIER
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                           AUREAL SEMICONDUCTOR INC.
                             4245 TECHNOLOGY DRIVE
                           FREMONT, CALIFORNIA 94538
                                 (510) 252-4245
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                            JAMES M. KOSHLAND, ESQ.
                              DAVID A. HUBB, ESQ.
                        GRAY CARY WARE & FREIDENRICH LLP
                              400 HAMILTON AVENUE
                        PALO ALTO, CALIFORNIA 94301-1825
                                 (650) 328-6561

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time as described in the Prospectus after the effective date of this Registration Statement.

    If any of the securities being registered on this Form to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [X]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a) of this Form, check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------
 TITLE OF EACH CLASS OF                            PROPOSED MAXIMUM      PROPOSED MAXIMUM
    SECURITIES TO BE           AMOUNT TO BE         OFFERING PRICE      AGGREGATE OFFERING        AMOUNT OF
       REGISTERED               REGISTERED           PER SHARE(1)            PRICE(1)        REGISTRATION FEE(2)
-----------------------------------------------------------------------------------------------------------------
 Common Stock ($0.01 par
   value)................   14,548,414 shares           $0.735             $10,693,085              $2,973
-----------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) of the Securities Act and based on the average of the closing bid and asked prices reported on the Over-the-Counter Electronic Bulletin Board on April 5, 1999.

(2) This Registration Statement also includes 33,341,586 shares that were previously registered on Registration Statement No. 333-66867 and for which Registrant previously paid an aggregate filing fee of $4,867. This Registration Statement also includes 3,960,000 shares that were previously registered on Registration Statement No. 333-39939 and for which the Registrant previously paid an aggregate filing fee of $3,283. In addition, this Registration Statement includes an additional 28,150,000 shares that were previously registered on Registration Statement No. 333-62083 and for which the Registrant previously paid an aggregate filing fee of $10,249.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

    PURSUANT TO RULE 429, THE PROSPECTUS FORMING A PART OF THIS REGISTRATION STATEMENT ALSO RELATES TO THE REGISTRANT'S EARLIER REGISTRATION STATEMENTS ON FORMS S-2/A-2 (NO. 333-66867), S-2/A-2 (NO. 333-39939) AND S-2/A-1 (NO.
333-62083) AND UPDATES THE INFORMATION CONTAINED THEREIN. SUCH REGISTRATION STATEMENTS RELATE TO, AMONG OTHER THINGS, SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF SHARES OF THE REGISTRANT'S SERIES A PREFERRED STOCK, SERIES B PREFERRED STOCK, SERIES C PREFERRED STOCK, COMMON STOCK AND SHARES OF COMMON STOCK OF THE REGISTRANT ISSUABLE UPON EXERCISE OF CERTAIN OUTSTANDING WARRANTS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED APRIL 7, 1999

                               80,000,000 Shares

                           AUREAL SEMICONDUCTOR INC.

                                  Common Stock

     The selling stockholders of Aureal Semiconductor Inc. listed on page 11 may offer and resell up to 80,000,000 shares of Aureal common stock under this prospectus, for each of their own accounts. The number of shares the selling stockholders may sell includes shares of common stock that currently are issued and outstanding, as well as shares of common stock that they may receive if they
(1) convert their shares of series A preferred stock, series B preferred stock or series C preferred stock or (2) exercise their warrants. We will not receive any proceeds from such sales, but we will receive the exercise price of the warrants if the warrants are exercised. We issued shares of our common stock and shares of series A, series B, series C preferred stock and certain warrants in a series of private transactions between March 1998 and June 1998 to the selling stockholders and adjusted the conversion price for the series B preferred stock in March 1999.

     Our common stock is quoted on the Over-the-Counter Electronic Bulletin Board under the symbol "AURL." On April 5, 1999, the average of the closing bid and asking prices of our common stock was $0.735. The 80,000,000 shares of common stock being offered by this prospectus represent approximately 59% of our total outstanding equity securities. Registering such a large percentage of Aureal's total outstanding securities may have an adverse effect on the market price for our common stock.

     INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE TWO.

     THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is              , 1999

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About Aureal................................................    1
Recent Developments.........................................    1
Risk Factors................................................    2
Where You Can Find More Information.........................    8
Special Note Regarding Forward-Looking Statements...........    8
Use of Proceeds.............................................    9
Selling Stockholders........................................    9
Plan of Distribution........................................   14
Legal Matters...............................................   14
Experts.....................................................   15

                                  ABOUT AUREAL

     Aureal Semiconductor Inc. is a producer of audio products and advanced audio technologies for the personal computer and consumer electronics markets. Our primary business is the sale of audio-related semiconductor and board-level products and supporting software. We contract with independent silicon foundries and independent component manufacturers and assemblers for the production of our semiconductor and board-level products. The foundry that manufactures the majority of our semiconductor products is one of the three largest foundries in the world that manufactures products exclusively for other companies. Our objective is to be a leading provider of advanced digital audio solutions for the personal computer and consumer electronics markets.

     In May 1996, we acquired Crystal River Engineering, Inc., a leader in the field of 3D audio technology. Crystal River Engineering is now our wholly-owned subsidiary and offers hardware and software solutions optimized for 3D audio presentation.

     We are headquartered in Fremont, California, in a leased 36,000 square foot building. In January 1999, we leased an additional 8,000 square feet of office space in the vicinity. As of January 3, 1999, the last day of our fiscal 1998, we employed 111 people. Of this total, 74 were engaged in engineering functions, 26 were in sales and marketing activities, and 11 were engaged in administrative support.

     Aureal, Aureal 3D, A3D and the A3D logo are registered trademarks of Aureal Semiconductor Inc. Other trademarks referred to in this prospectus belong to their respective owners.

                              RECENT DEVELOPMENTS

     We are offering our current stockholders the right to subscribe for and purchase up to 33,333,333 shares of common stock, pre-reverse split, at $0.60 per share. We are offering these subscription rights to stockholders who owned common stock on April 12, 1999. In addition, on March 5, 1999, Oaktree Capital Management LLC purchased all of the shares of our series B preferred stock held by DDJ Management LLC. We also will be adjusting the conversion price of the series B preferred stock from $2.50 per share to $0.90 per share. Upon the adjustment of the conversion price of the series B preferred stock, Oaktree, the only holder of our series B preferred stock and a major stockholder of Aureal, will convert its shares of series B preferred stock into shares of our common stock. In exchange for our adjusting the conversion price of the series B preferred stock, Oaktree has agreed to subscribe for any shares of common stock that are not subscribed for by our other stockholders in the rights offering up to a total value of $20,000,000.

                                  RISK FACTORS

     In addition to the other information in this prospectus or incorporated in this prospectus by reference, you should consider carefully the following factors in evaluating Aureal and our business before purchasing the common stock offered by this prospectus:

WE ARE OFFERING OUR CURRENT STOCKHOLDERS SUBSCRIPTION RIGHTS FOR OUR COMMON
STOCK

     We are offering holders of our common stock the right to subscribe for and purchase up to 33,333,333 shares of our common stock at $0.60 per share. Every stockholder that exercises his subscription rights may also elect to purchase shares that other stockholders have elected not to acquire. In the event that all 33,333,333 shares are not subscribed for by our stockholders, Oaktree has agreed to purchase all remaining shares. If holders of our common stock on the record date elect not to subscribe to the rights offering, their percentage ownership of Aureal will be immediately and substantially diluted by the rights offering. In addition, holders who acquired our stock after the record date and hence are not able to participate in the rights offering, will experience immediate and substantial dilution of their percentage ownership of Aureal.

IF WE ANNOUNCE AND EFFECT A ONE-FOR-FIFTEEN REVERSE STOCK SPLIT, THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE

     Our stock price may decline because we have announced our intentions to effect a one-for-fifteen reverse stock split. Many companies that have announced and then effected reverse stock splits have seen their stock price fall, both before and after the reverse split is effected. On March 18, 1999, a special committee of disinterested directors approved a one-for-fifteen reverse split in our common stock. While a reverse stock split does not in any way affect the value of, or your investment in, Aureal, the markets may react negatively to it which will cause our stock price to decline further. We cannot assure you that, as a result of the reverse stock split, our stock price will not decline to a price that is less than fifteen times the price of our stock prior to the reverse stock split.

WE HAVE SUSTAINED LOSSES IN THE PAST AND WE EXPECT TO SUSTAIN LOSSES IN THE
FUTURE

     We emerged from bankruptcy in December 1994. Since that time, we have recorded an accumulated deficit of $173 million as of January 3, 1999, the end of our fiscal 1998. This deficit is comprised of $157 million of incurred losses and $16 million of accretion and dividends on our preferred stock. We generated the majority of our revenues in 1997 and 1996 through technology licensing transactions. The majority of our revenues in 1998 came from the sale of advanced audio products. We expect that the majority of our future revenues will be derived from the sale of advanced audio products. However, we will not be profitable unless we sell significant volumes of our advanced audio products in the future.

OAKTREE CAPITAL CONTROLS A SUBSTANTIAL AMOUNT OF OUR STOCK AND MAY, THEREFORE, INFLUENCE OUR AFFAIRS

     As of the date of this document, Oaktree Capital owns approximately 59% of our common stock. In addition, Oaktree owns 100% of the outstanding shares of our series B preferred stock, which, upon adjustment of the conversion price to $0.90 per share, will convert into approximately an additional 46.6 million shares of common stock. Oaktree has agreed to convert all of its series B preferred stock at $0.90 per share immediately following the closing of the rights offering. Furthermore, in exchange for our agreement to adjust the conversion price of the series B preferred stock, Oaktree has committed to purchase all shares offered in the rights offering and not otherwise subscribed for by our other stockholders. Oaktree will also have the right to subscribe for 19.7 million shares of our common stock pursuant to the rights offering. Accordingly, Oaktree is, and after the rights offering will be able to, control all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combinations.

INVESTORS MAY FIND IT DIFFICULT TO TRADE OUR COMMON STOCK ON THE OVER-THE-COUNTER ELECTRONIC BULLETIN BOARD

     Our common stock trades only on the Over-the-Counter Electronic Bulletin Board. We currently do not meet the requirements for listing on the Nasdaq National Market or any national stock exchange. However, we believe that our common stock will qualify for listing on the Nasdaq National Market after we effect a one-for-fifteen reverse stock split. Because our common stock trades on the Bulletin Board, an investor may find it very difficult to sell or to obtain accurate quotations as to the market value of our common stock. Furthermore, because our common stock is not listed on the Nasdaq National Market, trading in our common stock is also subject to certain rules promulgated by the SEC under the Securities Exchange Act of 1934. These rules require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock. Generally, a penny stock is any non-Nasdaq National Market listed equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Our common stock meets the definition of a penny stock. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from affecting transactions in our common stock and may limit the ability of purchasers of our common stock to resell our common stock in the secondary market.

WE EXPECT THE AVERAGE SELLING PRICE OF OUR PRODUCTS TO DECREASE WHICH MAY REDUCE GROSS MARGINS AND REVENUES

     Product prices in the audio technology industry generally decrease over the life of a particular product. The willingness of prospective customers to design our products into their products depends to a significant extent upon our ability to price our products at levels that are cost-effective for these customers. As the markets for our products mature and competition increases, we anticipate that prices for our products will decline over time. If we are unable to reduce our costs sufficiently to offset declines in our product prices, or if we are unable to introduce new, higher performance products with higher product prices, our gross margins and revenues will decline.

WE DEPEND ON A CREDIT FACILITY FROM TRANSAMERICA AND GOLDMAN SACHS TO FUND OUR BUSINESS OPERATIONS

     Because we have not been profitable to date, we have had to fund our losses through a combination of equity and debt financings. In June 1998, we entered into a credit facility with the Technology Finance Division of Transamerica Business Credit Corporation and Goldman Sachs Credit Partners LP. This credit facility provides for an aggregate maximum borrowing of $40 million. The interest rate on the credit facility is generally the prime rate plus 3% to 5%. Accordingly, while the credit facility provides us with needed working capital, the high cost of servicing any borrowing under it could negatively affect our liquidity. In addition, the credit facility may not be sufficient to meet our working capital requirements. In the event we must secure capital in addition to the line of credit and the proceeds we receive from this rights offering, there can be no assurance that such capital will be available on acceptable terms or at all. Our inability to secure such potential future financing, if necessary, would materially adversely affect our business, financial condition and results of operations.

TO COMPETE EFFECTIVELY IN THE AUDIO TECHNOLOGY MARKET, WE NEED TO DEVELOP NEW AUDIO TECHNOLOGIES THAT ARE WIDELY ACCEPTED BY OUR CUSTOMERS

     Our success depends on our ability to develop and market new audio technologies aimed at advancing the level of audio quality in personal computers and consumer electronics devices. To be successful, we must timely develop new products that we can sell at competitive prices to our customers who will design them into their products. In order for our customers to design our advanced audio products into their personal computers and consumer electronic products, we must:

     - anticipate market trends;

     - anticipate the performance and functionality requirements of our current and potential customers;

     - develop and produce products that meet the timing and pricing requirements of our current and potential customers; and

     - produce products that can be available in a timely manner consistent with our current and potential customers' development and production schedules.

     We are beginning to expand our business model to provide for an increased number of audio-related products, including audio cards and audio communications combination cards. We may require additional working capital funds for this expansion to provide for incremental inventory and broader marketing programs. A number of factors may limit the success of our expansion, and each could negatively impact our business and results of operations. These factors include:

     - the failure of the market for advanced audio products to grow;

     - reduced demand for our products as a result of increased competition in this market;

     - unforeseen technological change; and

     - our potential failure to introduce new versions of products that our customers and the market accept.

     A failure to develop new audio technologies that will be accepted by our customers could materially adversely affect our ability to generate revenues.

NEW GENERATIONS OF MICROPROCESSORS AND OTHER NEW TECHNOLOGIES MAY DECREASE DEMAND FOR OUR PRODUCTS

     We also face the risk that new generations of microprocessors that are capable of performing the function of advanced audio products will greatly reduce demand for our products. Each successive generation of microprocessors has provided increased performance, which could, in the future, result in a microprocessor capable of performing advanced audio functions to an extent that diminishes or eliminates the need or preference for our products. In addition, each new generation of technology, including digital audio technology, generally requires increased processing power. The increased capabilities of microprocessors in the future may lower demand for our products which will materially adversely affect our business, financial condition and results of operations.

INTENSE COMPETITION IN THE MARKET FOR AUDIO PRODUCTS AND ADVANCED AUDIO TECHNOLOGIES COULD PREVENT AUREAL FROM INCREASING REVENUE AND PREVENT AUREAL FROM ACHIEVING PROFITABILITY

     The markets for audio products and advanced audio technologies are intensely competitive and are characterized by evolving industry standards that result in:

     - short product life cycles;

     - significant pressure to improve price and performance; and

     - frequent new product introductions.

     We expect competition to increase from existing competitors and from other companies that may enter the markets for advanced audio products with devices that may be less costly or provide higher performance or additional features than the products we currently offer. However, we are unable to predict the timing and nature of any such competitive product offerings.

     In addition, we anticipate that we will compete for the development of new technologies and for the sale of semiconductor products with a number of companies who have more extensive resources, including financial, manufacturing, technical, marketing and distribution. Furthermore, some of these competitors have greater intellectual property rights, broader product lines and longer-standing relationships with their customers than we do. In addition to our established competitors, we may also face competition from a number of emerging companies. To remain competitive, we believe we must, among other things, invest significant resources in developing new products and enhancing our current products and maintaining customer satisfaction. If we fail to do so, our products will not compete favorably with those of our competitors and our revenue could be materially adversely affected.

WE MAY NOT HAVE AN ADEQUATE SUPPLY OF OUR PRODUCTS BECAUSE WE DEPEND ON FOUNDRIES TO PRODUCE OUR PRODUCTS AND OUR PRODUCTS ARE DIFFICULT TO MANUFACTURE

     We do not manufacture our own products, and we depend on outside manufacturing resources for production of all of our products. Currently, we utilize one foreign semiconductor foundry for production of the majority of our existing products. The foundry has indicated to us that it has the manufacturing availability to provide for our planned levels of production of each of our products for the next 12 months; however, our production relationship with the foundry is based only upon purchase orders. Consequently, the foundry may not continue to adequately provide manufacturing capacity to us for our current level of production or any potential increases in our production levels. In the event that the foundry ceases to manufacture our products, we would have to contract with alternative foundries. However, we may not be able to timely contract with alternative foundries or to contract with them at all. Such a situation could materially adversely affect our ability to sell products to our customers, which in turn would hurt our financial condition and results of operations.

     The manufacture of semiconductor products is a highly complex and precise process. Minute levels of contaminants in the manufacturing environment, defects in the masks used to print circuits on wafers, difficulties in the fabrication process and other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer not to function. Many of these problems are difficult to diagnose and potentially time-consuming or expensive to remedy. The foundries that we employ may, in the future, experience irregularities or adverse yield fluctuations in the manufacturing processes of our products. In such event, our business, financial condition and results of operations may be materially adversely affected.

OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY INHIBIT A TAKEOVER OF AUREAL

     Provisions in our amended and restated certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include, among others:

     - the division of the board of directors into three separate classes;

     - the right of the board to elect the director to fill a space created by the expansion of the board;

     - the ability of the board to alter our bylaws; and

     - the requirement that at least 10% of the outstanding shares are needed to call a special meeting of stockholders.

     Furthermore, because we are incorporated in Delaware, we are subject to the provisions of section 203 of the Delaware General Corporation Law. These provisions prohibit certain large stockholders, in particular those owning 15% or more of the outstanding voting stock, from consummating a merger or combination with a corporation unless (1) 66 2/3% of the shares of voting stock not owned by this large stockholder approve the merger or combination or (2) the board of directors approves the merger or combination or the transaction which resulted in the large stockholder owning 15% or more of our outstanding voting stock.

WE MAY NOT BE ABLE TO RETAIN OUR KEY ENGINEERING, MARKETING, SALES AND MANAGEMENT PERSONNEL THAT WE NEED TO SUCCESSFULLY MANAGE OUR BUSINESS

     Our success depends to a significant extent upon the continued services of key engineering, marketing, sales and management personnel. Our employees may voluntarily terminate their employment with us at any time. We recognize the value of the contributions of each of our employees, and we have developed compensation programs, including stock programs open to all employees, designed to retain our employees. However, competition for these employees is intense, particularly in Silicon Valley, and the loss of the services of any one of these employees could materially adversely affect our business, financial condition and results of operations.

OUR PRODUCTS EMPLOY PROPRIETARY TECHNOLOGY AND THIS TECHNOLOGY MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES

     Our ability to compete successfully will depend, in part, on our ability to protect our proprietary technology. We rely on a combination of patents, trade secrets, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical measures to protect our proprietary rights. Nevertheless, such measures may not be adequate or safeguard the proprietary technology underlying our advanced audio products. In addition, employees, consultants and others who participate in the development of our products may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for any such breach. We also realize that our proprietary information and trade secrets may become known through other means not currently foreseen by us. Moreover, notwithstanding our efforts to protect our intellectual property, our competitors may be able to develop products that are equal or superior to our products without infringing on any of our intellectual property rights. In addition, we may not be able to effectively protect our intellectual property rights in certain countries. Our failure to protect our proprietary technology may materially adversely affect our financial condition and results of operations.

     Although we do not believe that our products infringe the proprietary rights of any third parties, third parties may still assert infringement or invalidity claims, or claims for indemnification resulting from infringement claims, against us. The assertion of these claims could materially adversely affect our business, financial condition and results of operations. In addition, irrespective of the validity or the successful assertion of any claims, we could incur significant costs in defending against these claims. In defending claims of alleged infringement, we could incur significant expenses and waste resources that could have a material adverse affect on our business, financial condition and results of operations.

WE ARE INVOLVED IN LAWSUITS WITH CREATIVE AND E-MU WHICH COULD NEGATIVELY IMPACT OUR BUSINESS

     In February 1998, Creative Technology Ltd. and its subsidiary, E-MU Systems, Inc., served us with a lawsuit for patent infringement that Creative and E-MU filed in the U.S. District Court, Northern District of California. The lawsuit asserts that our original Vortex product infringes on a patent that describes a specific implementation for an electronic musical instrument designed by E-MU. Creative and E-MU seek, among other things, a preliminary and permanent injunction against alleged continuing acts of infringement by us and an accounting of damages plus interest. In response, we filed a motion for summary judgment. In August 1998, E-MU and Creative filed a motion for a preliminary injunction with respect to our original and updated Vortex product. In October 1998, the court denied Creative's motion for preliminary injunction. In addition, our motion for summary judgment was also denied. We believe that the actions that Creative and E-MU filed are without merit, and we are vigorously defending against these actions. In December 1998, we filed a lawsuit alleging patent infringement against Creative and E-MU. Aureal believes that Creative and E-MU have infringed on two of their patents, Patent No. 5,596,644 entitled "Method and Apparatus for Efficient Presentation of Hi-Quality 3-Dimensional Audio" and Patent No. 5,802,180 entitled "Method and Apparatus for Efficient Presentation of 3-Dimensional Audio Including Ambient Effects."

     Additional litigation may be necessary to resolve the claims asserted by Creative and E-MU and to resolve our claims against Creative and E-MU and any other claims asserted in the future to defend against claims of infringement or invalidity or to enforce and protect our intellectual property rights. We cannot assure you that we will prevail in any litigation with either of them. Also, any litigation, whether or not determined in our favor or settled by us, would be costly and would divert the efforts and attention of our management and technical personnel from normal business operations; this could materially adversely affect our business, financial condition and results of operations. Adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties or prevent us from licensing our technology. Any of these results could have a material adverse affect on our business, financial condition and results of operations.

THE FAILURE OF OUR KEY SUPPLIERS AND CUSTOMERS TO BE YEAR 2000 COMPLIANT COULD NEGATIVELY IMPACT OUR BUSINESS

     We use a number of computer software programs and operating systems in our internal operations, including applications used in financial business systems and various administration functions. To the extent that these software applications contain source code that is unable to appropriately interpret the upcoming calendar year "2000," some level of modification or even possible replacement of such source code or applications could be necessary. Given the current information, we currently do not anticipate that such year 2000 costs will have a material impact upon us. We have requested and obtained information regarding year 2000 compliance from suppliers and providers of all of our mission critical software systems. Based on the information we currently have, all mission critical systems appear to be year 2000 compliant. We are currently contacting major vendors and customers to obtain year 2000 compliance certificates. The failure of any of our key suppliers or customers to be year 2000 compliant could have a material adverse effect on our business, financial condition and results of operations.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities of the SEC in Washington, D.C., Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http:\\www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below. This prospectus is part of a registration statement we
filed with the SEC (Registration Statement No. 333-               ). The
documents we incorporate by reference are:

     (1) Aureal's Registration Statement on Form S-2/A-2 (Registration No. 333-66867) filed on December 21, 1998.

     (2) Aureal's Definitive Proxy for the Annual Meeting of Stockholders filed
         on April   , 1999.

     (3) Aureal's Annual Report on Form 10-K for the fiscal year ended January 3, 1999 filed on April 2, 1999.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                              Stockholder Services
                           Aureal Semiconductor Inc.
                             4245 Technology Drive
                           Fremont, California 94538
                                 (510) 252-4245

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the information in this prospectus, including the above risk factors section, contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of such terms and other comparable terminology. These statements are only predictions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

     We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors listed above, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

                                USE OF PROCEEDS

     We will not receive any proceeds from sale of common stock by any of the selling stockholders. The exercise price of the outstanding warrants range from $2.156 to $2.50. If all of the warrants are exercised, we will receive proceeds of approximately $3.3 million, which we will use to repay outstanding indebtedness and develop new products.

                              SELLING STOCKHOLDERS

     The selling stockholders currently hold unregistered shares of our common stock or will hold shares of common stock that are issuable upon conversion of the series A preferred stock, series B preferred stock and series C preferred stock and exercise of certain warrants, if any. The following is a brief summary of the terms of the series A, series B and series C preferred stock and the warrants.

SERIES A PREFERRED STOCK AND WARRANTS TO PURCHASE COMMON STOCK

     We sold 500 shares of series A preferred stock to institutional investors in March 1998. The series A preferred stock may convert into shares of common stock at a price equal to the lower of $2.50 per share or a percentage, not less than 80%, of the lowest average closing bid price of our common stock for any five trading days during the 30 trading days immediately preceding the date of conversion. Holders of series A preferred stock may convert their shares at any time. Holders currently may convert all of the originally issued shares of series A preferred stock using the five trading-day formula. In addition, we can redeem the series A preferred stock at a per share price equal to a percentage of the purchase price, ranging from 115% to 130% of the purchase price, depending on the date of redemption. Shares of series A preferred stock have no voting rights.

     In February 1998, we issued 70,000 shares of common stock and warrants to purchase 140,000 shares of common stock to certain persons as compensation for assisting us in the sale of shares of series A preferred stock. The warrants have an exercise price of $2.50 per share.

SERIES B PREFERRED STOCK

     In June 1998, we issued 39,375 shares of series B preferred stock to TCW Special Credits and DDJ Management, LLC with a conversion value of $39.75 million in exchange for the cancellation of an aggregate of $31.5 million that we owed them under an existing line of credit. On March 5, 1999, Oaktree Capital Management LLC purchased all of the outstanding shares of our series B preferred stock from DDJ Management, LLC. As consideration for Oaktree agreeing to purchase any shares not subscribed for in our rights offering, we entered into an agreement with Oaktree on March 31, 1999 to lower the price at which series B preferred stock converts into common stock from $2.50 per share to $0.90 per share. The terms of the agreement call for the holders of the series B preferred stock to convert 100% of the outstanding shares of series B preferred stock immediately after we complete the $20 million rights offering. Holders of series B preferred stock are entitled to the payment of dividends, either in cash or additional shares of series B preferred stock, at a rate of 8% per year. The holders of series B preferred stock may vote the equivalent number of shares of our common stock as they would hold if they converted their shares immediately prior to the record date for such vote. In addition, we can redeem the series B preferred stock at face value, plus accrued but unpaid dividends, at any time.

SERIES C PREFERRED STOCK

     We sold 600 shares of series C preferred stock to institutional investors in June 1998. The series C preferred stock may convert into shares of common stock at a price equal to the lower of $2.50 per share or a percentage, not less than 80%, of the lowest average closing bid price of our common stock for any 5 trading days during the 30 trading days immediately preceding the date of conversion. Holders of series C preferred stock may convert their shares at any time. However, holders currently may not convert more than 15% of the originally issued shares of series C preferred stock in any month using the five trading-day formula. All shares of series C preferred stock may convert into shares of common stock using the five trading-day formula beginning in April 1999. In addition, we can redeem the series C preferred stock at a per share price equal to a percentage of the purchase price, ranging from 115% to 130% of the purchase price, depending on the redemption date. Shares of series C preferred stock have no voting rights.

WARRANTS TO PURCHASE COMMON STOCK

     When we entered into a $40 million line of credit with Technology Finance Division of Transamerica Business Credit Corporation and Goldman Sachs Credit Partners LP, we issued warrants to purchase 1,350,000 shares of common stock to Transamerica and Goldman Sachs. Transamerica and Goldman Sachs may exercise these warrants at any time during their five year term. The exercise price of these warrants is $2.156 per share.

NUMBER OF SHARES OF COMMON STOCK THAT WE MAY ISSUE

     Assuming full conversion of the series A, series B and series C preferred stock and exercise of the warrants on April 5, 1999, we have issued or would issue approximately 75.6 million shares of our common stock to the selling stockholders. This figure assumes the series B preferred stock is converted at the $0.90 conversion price. These 75.6 million shares would represent 59% of our outstanding equity securities.

SELLING STOCKHOLDER TABLE

     The table below lists, in each case as of April 5, 1999:

     1. the name of each selling stockholder;

     2. the number of shares each selling stockholder beneficially owns;

     3. how many shares of common stock the selling stockholder may resell under this prospectus; and

     4. assuming each selling stockholder sells all the shares listed next to its name, how many shares of common stock each selling stockholder will beneficially own after completion of the offering.

     Beneficial ownership is determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. This table is based upon information supplied to us by officers, directors and principal stockholders. Except as otherwise indicated, we believe that the persons or entities named in the table have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them, subject to community property laws where applicable.

     Because of certain contractual obligations that we made to the holders of series A and series C preferred stock, we are registering 150% of the shares of common stock that would have been issued if the remaining unconverted series A and C preferred stockholders had converted their preferred stock on April 5, 1999. However, the number of shares listed in this table is based on the number of shares into which each selling stockholder's preferred stock or warrants could convert as of April 5, 1999. These numbers could change from time to time depending on the conversion price in effect at the time a selling stockholder converts its shares of preferred stock. In order to prevent dilution to the selling stockholders, these numbers may also change because of (1) the floating rate conversion price mechanism, (2) stock splits, (3) stock dividends or (4) similar events involving our common stock. The table also assumes the subscription rights offering is completed with each stockholder purchasing their pro rata portion of the offering. In addition, the series B preferred stock is assumed to be converted at the $0.90 conversion price.

     We may amend or supplement this prospectus from time to time in the future to update or change this list of selling stockholders and shares which may be resold.

                                             BENEFICIAL
                                           OWNERSHIP PRIOR                     BENEFICIAL OWNERSHIP
                                           TO THE OFFERING      SHARES TO BE    AFTER THE OFFERING
                                        ---------------------   SOLD IN THE    --------------------
         SELLING STOCKHOLDER              SHARES      PERCENT     OFFERING       SHARES     PERCENT
         -------------------            -----------   -------   ------------   ----------   -------
Oaktree Capital Management, LLC(1)      110,603,525    73.3%     62,263,300    48,340,225    32.0%
  333 South Grand Street,
  28th Floor
  Los Angeles, CA 90071
The TCW Group, Inc. and its
  affiliates(2)                          67,978,642    45.3%     40,069,445    27,909,197    18.6%
  11100 Santa Monica Blvd
  Suite 2000
  Los Angeles, CA 90025
DDJ Capital Management, LLC               3,146,097     2.1%      2,466,097       680,000       *
  41 Linden Street, Suite S-4
  Wellesley, MA 02482-7910
EP Opportunity Fund, LLC                  1,864,174     1.3%      1,864,174             0       *
Eisenberg Partners, L.L.C
  77 West Wacker Drive, 46th Floor
  Chicago, IL 60601
Queensway Financial Holding Limited       1,341,256       *       1,341,256             0       *
  90 Adelaide Street West, Suite 500
  Toronto, Ontario M6E3A2 Canada
Banque Franck SA                          1,034,598       *       1,034,598             0       *
Faisal Finance SA
Colntrin
  84 Avenue Louis-Casal
  Geneva, Switzerland 1216
Cranshire Capital, L.P.                     515,011       *         515,011             0       *
  770 Frontage Road,
  Suite 134
  Northfield, IL 60093

                                             BENEFICIAL
                                           OWNERSHIP PRIOR                     BENEFICIAL OWNERSHIP
                                           TO THE OFFERING      SHARES TO BE    AFTER THE OFFERING
                                        ---------------------   SOLD IN THE    --------------------
         SELLING STOCKHOLDER              SHARES      PERCENT     OFFERING       SHARES     PERCENT
         -------------------            -----------   -------   ------------   ----------   -------
LaRoque Trading Group, LLC                2,910,309     2.0%      2,910,309             0       *
  440 South LaSalle, Suite 701
  Chicago, IL 60605
Keyway Investments, Ltd.                  1,472,304     1.0%      1,472,304             0       *
Midland Walwyn Capital, Inc.
BCE Place
  181 Bay Street, Suite 500
  Toronto, Ontario, Canada M5J2V8
Transamerica Business Credit                506,250       *         506,250             0       *
Corporation
  15260 Ventura Blvd., Suite 1240
  Sherman Oaks, CA 91403
Goldman Sachs & Co.                         843,750       *         843,750             0       *
  One New York Plaza
  New York, NY 10004
Banque Edouard Constant SA                   36,600       *          36,600             0       *
Kernco Trust S.A.
  P.O. Box 6432
  2, Rue Jargonant
  Geneva, Switzerland 1211
Lakeshore International, Ltd.                94,842       *          94,842             0       *
EBF & Associates
  601 Carlson Parkway, Suite 200
  Minnetonka, MN 55305
Swartz Investments LLC                       70,000       *          70,000             0       *
  1080 Holcomb Road
  200 Roswell Summit
  Suite 285
  Roswell, Georgia 30076
Eric S. Swartz (3)                           34,792       *          34,792             0       *
Kendrick Family Partnership, LP (3)          34,792       *          34,792             0       *
P. Bradford Hathorn (3)                       3,500       *           3,500             0       *
Gerald David Harris (3)                      10,324       *          10,324             0       *
Glenn R. Archer (3)                           3,500       *           3,500             0       *
Carlton M. Johnson, Jr. (3)                   2,500       *           2,500             0       *
Davis C. Holden (3)                           2,000       *           2,000             0       *
Frank G. Mauro (3)                           34,792       *          34,792             0       *
H. Nelson Logan (3)                           1,000       *           1,000             0       *
Kelley E. Smith (3)                           1,000       *           1,000             0       *
James David Mills (3)                         1,000       *           1,000             0       *
Dwight B. Bronnum (4)                           500       *             500             0       *
  8309 Dunwoody Avenue
  Atlanta, GA 30350
Robert L. Hopkins (4)                           500       *             500             0       *
  8309 Dunwoody Avenue
  Atlanta, GA 30350

                                             BENEFICIAL
                                           OWNERSHIP PRIOR                     BENEFICIAL OWNERSHIP
                                           TO THE OFFERING      SHARES TO BE    AFTER THE OFFERING
                                        ---------------------   SOLD IN THE    --------------------
         SELLING STOCKHOLDER              SHARES      PERCENT     OFFERING       SHARES     PERCENT
         -------------------            -----------   -------   ------------   ----------   -------
Enigma Investments, Ltd.(4)                   5,600       *           5,600             0       *
  P.O. Box 1894
  Elizabethan Square
  George Town
  Grand Cayman
Charles B. Krusen(4)                          4,200       *           4,200             0       *
  465 Park Avenue
  New York, NY 10022
    Total                                                        75,562,491

-------------------------
 *  Less than one percent

(1) Oaktree acts as an investment manager for certain entities and, in that capacity, may be deemed to beneficially own securities held by those entities. In addition, Oaktree provides sub-advisory services to certain entities affiliated with The Trust Company of the West and, in that capacity, may be deemed to beneficially own securities held by those entities. Within the 110,603,525 shares controlled by Oaktree, 67,978,642 shares are owned by entities associated with The Trust Company of the West and 42,624,883 shares are owned by entities managed directly by Oaktree. Mr.
    D. Richard Masson, a director of Aureal, is a principal of Oaktree and, as such, may be deemed to be a beneficial owner of the 110,603,525 shares controlled by Oaktree. Mr. Masson disclaims any beneficial ownership of all these shares.

(2) From 1988 to May 1995, Mr. D. Richard Masson, a director of Aureal, was a partner at TCW Special Credits and served as a managing director of Trust Company of the West. In addition, Mr. Thomas K. Smith, Jr., also a director of Aureal, serves as a senior vice president of The Trust Company of the West. Mr. Smith has voting and dispositive powers over approximately 68 million shares of common stock or securities convertible into common stock. However, Mr. Smith disclaims beneficial ownership of such shares.

(3) The address for this selling stockholder is c/o Swartz Investment LLC, 1080 Holcomb Road, 200 Roswell Summit, Suite 285, Roswell, Georgia 30076. This selling stockholder is an employee of, or otherwise affiliated with, Swartz Investment LLC. Aureal issued this selling stockholder a warrant as compensation for services that this selling stockholder rendered for Aureal. The shares of common stock that this selling stockholder may resell are issuable upon exercise of the warrant.

(4) This selling stockholder is not affiliated with, or employed by, Swartz Investment LLC, but performed services on behalf of Swartz in conjunction with the sale of the Series A Preferred Stock. Aureal issued this selling stockholder a warrant as compensation for services that this selling stockholder rendered for Aureal. The shares of common stock that this selling stockholder may resell are issuable upon exercise of the warrant.

                              PLAN OF DISTRIBUTION

     The selling stockholders may sell their shares of common stock in one or more transactions, which may involve block transactions,

     - on the Over-the-Counter Electronic Bulletin Board;

     - on such other markets on which our common stock may from time to time be trading;

     - in privately-negotiated transactions; or

     - through the writing of options on the shares of common stock, short sales or any combination the two.

     The selling stockholders may sell at market prices at the time of sale, at prices related to the market price or at negotiated prices. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then current market price. Some or all of the shares of common stock offered by this prospectus may not be issued to, or sold by, the selling stockholders.

     Aureal has agreed to indemnify the selling stockholders against liabilities they may incur because of an untrue or alleged untrue statement of a material fact contained in this prospectus or the omission or alleged omission to state in the prospectus a material fact required to be in the prospectus, or necessary to make the statements in this prospectus not misleading. However, we shall not be required to indemnify any selling stockholder for liabilities that we incur based on our reliance on written information that the selling stockholder has furnished to us expressly for use in this prospectus. Likewise, the selling stockholders have agreed to indemnify Aureal against liabilities that we incur as a result of any statement or omission made in this prospectus based on written information that the selling stockholder has provided us against liabilities. No selling stockholder, however, shall be liable to us for amounts in excess of the net proceeds it receives from the sale of its shares pursuant to this prospectus.

     The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares of common stock, may be deemed to be "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations thereunder. In addition, the selling stockholders and any other persons participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. These provisions may limit the timing of purchases and sales of any of common stock by the selling stockholders or any other such person. The foregoing may affect the marketability of the shares of common stock.

     We have agreed to use our best efforts to keep the Registration Statement, of which this prospectus constitutes a part, effective until the earlier of (1) the date on which the selling stockholders can sell all of the shares of common stock pursuant to Rule 144 of the Securities Act or (2) when the selling stockholders have resold all of the shares of their registered common stock pursuant to Rule 144 or an effective registration statement.

                                 LEGAL MATTERS

     Gray Cary Ware & Freidenrich LLP will issue an opinion about the legality of the shares for us.

                                    EXPERTS

     The audited consolidated financial statements incorporated by reference in this registration statement have been audited by Arthur Anderson LLP, independent public accountants, as indicated in their report and are incorporated by reference in this registration statement in reliance upon the authority of Arthur Anderson LLP as experts in accounting and auditing in giving their report.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     No one (including any salesman or broker) is authorized to provide oral or written information about this offering that is not included in this prospectus.

                           AUREAL SEMICONDUCTOR INC.

                              80,000,000 SHARES OF
                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                                 April   , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fees.

                                                              TO BE PAID
                                                                BY THE
                                                              REGISTRANT
                                                              ----------
SEC registration............................................   $16,346
Accounting fees and expenses................................     7,500
Legal fees and expenses.....................................    10,000
Miscellaneous expenses......................................     6,154
                                                               -------
  Total.....................................................   $40,000
                                                               =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Section 145 of the Delaware General Corporation Law (the "DGCL"), the Registrant's Certificate of Incorporation provides that each person who is or was or who had agreed to become a director or officer of the Registrant or who had agreed at the request of the Registrant's Board of Directors or an officer of the Registrant to serve as an employee or agent of the Registrant or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the Registrant to the full extent permitted by the DGCL or any other applicable laws. Such Certificate of Incorporation also provides that no amendment or repeal of such Certificate of Incorporation shall apply to or have any effect on the right to indemnification permitted or authorized thereunder for or with respect to claims asserted before or after such amendment or repeal arising from acts or omissions occurring in whole or in part before the effective date of such amendment or repeal.

     The Registrant's Bylaws provide that the Registrant shall indemnify to the full extent authorized by law any person made or threatened to be made a party to an action or a proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate was or is a director, officer or employee of the Registrant or any predecessor of the Registrant or serves or served any other enterprise as a director, officer or employee at the request of the Registrant or an predecessor of the Registrant. The Registrant's Bylaws also provide that the Registrant may enter into one or more agreements with any person which provides for indemnification greater or different than that provided in such Certificate of Incorporation.

     The Registrant has entered into indemnification agreements with its directors and its officers.

     The Registrant intends to purchase and maintain insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions.

     See also the undertakings set out in response to Item 17 herein.

ITEM 16. EXHIBITS

     The following exhibits are filed with this Registration Statement:

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
 2.1      Agreement and Plan of Reorganization among the Company,
          Aureal Acquisition Corporation, a wholly-owned subsidiary of the Company and Crystal River Engineering, Inc., dated as of
          May 7, 1996(1)
 2.2      Second Amended Joint Plan of Reorganization dated November
          10, 1994(13)
 4.1      Common Stock Purchase Agreement by and among the Company and certain beneficial owners of 5% or more of the Company's
          common stock, as amended(2)
 4.2      Common Stock Purchase Agreement by and among the Company and certain entities and individuals dated June 10, 1996(3)
 4.3      Common Stock Purchase Agreement by and among the Company and certain entities and individuals dated August 6, 1997(4)
 4.4      preferred stock Regulation D Subscription Agreement(5)
 4.5      Certificate of Designation of series A preferred stock of
          Aureal Semiconductor Inc.(5)
 4.6      preferred stock Registration Rights Agreement(5)
 4.7      Aureal Semiconductor Inc. Regulation D Subscription
          Agreement for series C preferred stock(6)
 4.8      Certificate of Designation of series C preferred stock of
          Aureal Semiconductor Inc.(6)
 4.9      Registration Rights Agreement (common stock underlying
          series C preferred stock)(6)
 4.10     Loan and Security Agreement (Goldman and TBCC Credit
          Facility)(7)
 4.11     Form of Warrant (Goldman and TBCC Warrants)(7)
 4.12     8% Series B Convertible preferred stock Purchase
          Agreement(7)
 4.13     Certificate of Designation of 8% Series B Convertible
          preferred stock for Aureal Semiconductor Inc.(7)
 4.14     Amendment Number 4 to Registration Rights Agreement(7)
 4.15     Form of Subscription Agreement(14)
 4.16     Form of Instructions to Stockholders(14)
 4.17     Form of Letter to Common Stockholders (Record)(14)
 4.18     Form of Letter to Banks and Brokers(14)
 4.19     Form of Letter to Common Stockholders (Beneficial)(14)
 5.1      Opinion of Gray Cary Ware & Freidenrich LLP
10.1      Second Amended and Restated Loan Agreement between TCW
          Special Credits and the Company dated August 6, 1997
          increasing the loan commitment from $20 million to $31.5
          million(8)
10.2      1995 Stock Option Plan(9)
10.3      Form of incentive option agreement and non-statutory stock option agreement used under 1995 Stock Option Plan(2)
10.4      1994 Stock Option Plan(13)
10.5      Form of incentive option agreement and non-statutory stock option agreement used under 1994 Stock Option Plan(13)
10.6      Industrial Space Sublease with Chemical Waste Management,
          Inc. dated September 13, 1995(2)
10.7      Form of Indemnity Agreement for Directors and Officers(10)
10.8      1996 Outside Directors Stock Option Plan(11)

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
10.9      Manufacturing, Purchase and Distribution Agreement between
          Diamond Multimedia Systems, Inc. and Aureal dated July 3,
          1998(12)
23.1      Consent of Arthur Andersen, LLP
23.2      Consent of Gray Cary Ware & Freidenrich LLP (included in
          Exhibit 5.1)
24.1      Power of Attorney (see page II-6 of the Registration
          Statement)

-------------------------
 (1) Incorporated by reference to the exhibits filed with Form 8-K dated May 22, 1996.

 (2) Incorporated by reference to the exhibits filed with Form 10-K for the year ended December 31, 1995.

 (3) Incorporated by reference to the exhibits filed with Form S-3 (Registration number 333-3870) filed June 26, 1996.

 (4) Incorporated by reference to the exhibits filed with Form S-3 (as amended by Post-Effective Amendment No. 1, Registration number 333-3870) filed September 12, 1997.

 (5) Incorporated by reference to the exhibits filed with the Company's Form 8-K on March 16, 1998.

 (6) Incorporated by reference to the exhibits filed with the Company's Form 8-K on June 15, 1998.

 (7) Incorporated by reference to the exhibits filed with Form 8-K dated June 15, 1998.

 (8) Incorporated by reference to the exhibits filed with Form 10-Q for the quarter ended September 28, 1997.

 (9) Incorporated by reference to the exhibits filed with the Company's preliminary proxy on November 5, 1998.

(10) Incorporated by reference to the exhibits filed with Form 10-Q for the quarter ended September 29, 1996.

(11) Incorporated by reference to the exhibits filed with Form 10-K for the year ended December 29, 1996.

(12) Incorporated by reference to the exhibits filed with Form 10-Q for the quarter ended June 28, 1998.

(13) Incorporated by reference to the exhibits filed with Form 10-K for the year ended December 31, 1994.

(14) Incorporated by reference to the exhibits filed with Form S-3 (Registration number 333-75631) filed April 2, 1999.

ITEM 17. UNDERTAKINGS

I. The undersigned Registrant hereby undertakes:

     A. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

          1. To include any prospectus required by section 10(a)(3) of the Securities Act;

          2. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          3. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     B. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

II. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

III. The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

IV. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in The Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

V. The undersigned Registrant hereby undertakes that:

     A. For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

     B. For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Fremont, State of California on the 6th day of April, 1999.

                                          AUREAL SEMICONDUCTOR INC.

                                          By: /s/ DAVID J. DOMEIER
                                             -----------------------------------
                                              David J. Domeier, Vice President,
                                              Finance and Chief Financial
                                              Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned does hereby make, constitute and appoint Kenneth A. Kokinakas and David J. Domeier and each of them, acting together or alone, his true and lawful attorneys-in-fact and agents with full power of substitution, in his name, place and stead to execute on his behalf, in his capacity as a director and/or officer of AUREAL SEMICONDUCTOR INC. (the "Company"), a registration statement on Form S-2 or other appropriate form and any and all amendments thereto (including post-effective amendments), registering shares of the common stock of the Company, to be filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act and any and all instruments which said attorneys-in-fact and agents deem necessary or advisable to enable the Company to comply with the Securities Act and the rules, regulations and requirements of the Commission in respect thereof, giving and granting to said attorneys-in-fact and agents, and each of them, acting together or alone, full power and authority to do and perform each and every act and thing whatsoever necessary or appropriate to be done in and about the premises as fully to all intents as he might or would do if personally present at the doing thereof, with full power of substitution and revocation, hereby ratifying and confirming all that his said attorneys-in-fact or substitutes may or shall lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

                SIGNATURE                                TITLE                   DATE
                ---------                                -----                   ----
         /s/ KENNETH A. KOKINAKAS             President, Chief Executive     April 6, 1999
------------------------------------------              Officer
           Kenneth A. Kokinakas

           /s/ DAVID J. DOMEIER             Vice President, Chief Financial  April 6, 1999
------------------------------------------   Officer and Chief Accounting
             David J. Domeier                           Officer

          /s/ L. WILLIAM KRAUSE                        Director              April 6, 1999
------------------------------------------
            L. William Krause

          /s/ D. RICHARD MASSON                        Director              April 6, 1999
------------------------------------------
            D. Richard Masson

         /s/ THOMAS K. SMITH, JR.                      Director              April 6, 1999
------------------------------------------
           Thomas K. Smith, Jr.

        /s/ RICHARD E. CHRISTOPHER                     Director              April 6, 1999
------------------------------------------
          Richard E. Christopher

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
 2.1      Agreement and Plan of Reorganization among the Company,
          Aureal Acquisition Corporation, a wholly-owned subsidiary of the Company and Crystal River Engineering, Inc., dated as of
          May 7, 1996(1)
 2.2      Second Amended Joint Plan of Reorganization dated November
          10, 1994(13)
 4.1      Common Stock Purchase Agreement by and among the Company and certain beneficial owners of 5% or more of the Company's
          common stock, as amended(2)
 4.2      Common Stock Purchase Agreement by and among the Company and certain entities and individuals dated June 10, 1996(3)
 4.3      Common Stock Purchase Agreement by and among the Company and certain entities and individuals dated August 6, 1997(4)
 4.4      preferred stock Regulation D Subscription Agreement(5)
 4.5      Certificate of Designation of series A preferred stock of
          Aureal Semiconductor Inc.(5)
 4.6      preferred stock Registration Rights Agreement(5)
 4.7      Aureal Semiconductor Inc. Regulation D Subscription
          Agreement for series C preferred stock(6)
 4.8      Certificate of Designation of series C preferred stock of
          Aureal Semiconductor Inc.(6)
 4.9      Registration Rights Agreement (common stock underlying
          series C preferred stock)(6)
 4.10     Loan and Security Agreement (Goldman and TBCC Credit
          Facility)(7)
 4.11     Form of Warrant (Goldman and TBCC Warrants)(7)
 4.12     8% Series B Convertible preferred stock Purchase
          Agreement(7)
 4.13     Certificate of Designation of 8% Series B Convertible
          preferred stock for Aureal Semiconductor Inc.(7)
 4.14     Amendment Number 4 to Registration Rights Agreement(7)
 4.15     Form of Subscription Agreement(14)
 4.16     Form of Instructions to Stockholders(14)
 4.17     Form of Letter to Common Stockholders (Record)(14)
 4.18     Form of Letter to Banks and Brokers(14)
 4.19     Form of Letter to Common Stockholders (Beneficial)(14)
 5.1      Opinion of Gray Cary Ware & Freidenrich LLP
10.1      Second Amended and Restated Loan Agreement between TCW
          Special Credits and the Company dated August 6, 1997
          increasing the loan commitment from $20 million to $31.5
          million(8)
10.2      1995 Stock Option Plan(9)
10.3      Form of incentive option agreement and non-statutory stock option agreement used under 1995 Stock Option Plan(2)
10.4      1994 Stock Option Plan(13)
10.5      Form of incentive option agreement and non-statutory stock option agreement used under 1994 Stock Option Plan(13)
10.6      Industrial Space Sublease with Chemical Waste Management,
          Inc. dated September 13, 1995(2)
10.7      Form of Indemnity Agreement for Directors and Officers(10)
10.8      1996 Outside Directors Stock Option Plan(11)

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
10.9      Manufacturing, Purchase and Distribution Agreement between
          Diamond Multimedia Systems, Inc. and Aureal dated July 3,
          1998(12)
23.1      Consent of Arthur Andersen, LLP
23.2      Consent of Gray Cary Ware & Freidenrich LLP (included in
          Exhibit 5.1)
24.1      Power of Attorney (see page II-6 of the Registration
          Statement)

-------------------------
 (1) Incorporated by reference to the exhibits filed with Form 8-K dated May 22, 1996.
 (2) Incorporated by reference to the exhibits filed with Form 10-K for the year ended December 31, 1995.
 (3) Incorporated by reference to the exhibits filed with Form S-3 (Registration number 333-3870) filed June 26, 1996.
 (4) Incorporated by reference to the exhibits filed with Form S-3 (as amended by Post-Effective Amendment No. 1, Registration number 333-3870) filed September 12, 1997.
 (5) Incorporated by reference to the exhibits filed with the Company's Form 8-K on March 16, 1998.
 (6) Incorporated by reference to the exhibits filed with the Company's Form 8-K on June 15, 1998.
 (7) Incorporated by reference to the exhibits filed with Form 8-K dated June 15, 1998.
 (8) Incorporated by reference to the exhibits filed with Form 10-Q for the quarter ended September 28, 1997.
 (9) Incorporated by reference to the exhibits filed with the Company's preliminary proxy on November 5, 1998.
(10) Incorporated by reference to the exhibits filed with Form 10-Q for the quarter ended September 29, 1996.
(11) Incorporated by reference to the exhibits filed with Form 10-K for the year ended December 29, 1996.
(12) Incorporated by reference to the exhibits filed with Form 10-Q for the quarter ended June 28, 1998.
(13) Incorporated by reference to the exhibits filed with Form 10-K for the year ended December 31, 1994.
(14) Incorporated by reference to the exhibits filed with Form S-3 (Registration number 333-75631) filed April 2, 1999.